UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90403T209
(CUSIP Number)

Terrance K. Wallberg c/o ULURU Inc. 4452 Beltway Drive Addison, TX 75001 (214) 905-5145
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
IPMD GmbH
2.	Check the Appropriate Box if a Member of a Group
(a) / / (b) / /
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	/ /
6.	Citizenship or Place of Organization	Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	8,000,000
8.	Shared Voting Power	-0-
9.	Sole Dispositive Power	8,000,000
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	8,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	/ /
13.	Percent of Class Represented by Amount in Row (11)	34.25%
14.	Type of Reporting Person (See Instructions)	CO

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”).

The address of the principal executive offices of ULURU is 4452 Beltway Drive, Addison, Texas 75001.

Item 2.	Identity and Background

(a)           This Schedule 13D is being filed on behalf of IPMD GmbH (“IPMD”), incorporated in Austria.

(b)           The principal executive offices of IPMD are located Schreyvogelgasse 3/5, Vienna, Austria  1010AT.

(c)           The principal business of IPMD is investment and pharmaceutical product licensing and distribution.

(d)(e)      During the last five years, IPMD has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           IPMD is incorporated in Austria.

Item 3.	Source and Amount of Funds or Other Consideration

On December 21, 2012, ULURU entered into a Securities Purchase Agreement (the “Purchase Agreement”) with IPMD relating to an equity investment of $2,000,000 by IPMD for 5,000,000 shares of our Common Stock, par value $0.001 per share (the “Shares”) and warrants to purchase up to 3,000,000 shares of our Common Stock (the “Warrants”).  Under the Purchase Agreement, the purchase and sale of the Shares and Warrants was required to take place at four closings over approximately twelve months.  All of the closings have occurred, with 1,000,000 Shares being purchased for $400,000 on January 3, 2013, 1,250,000 Shares being purchased for $500,000 on May 7, 2013, 750,000 Shares being purchased for $300,000 on September 6, 2013, 750,000 Shares being purchased for $300,000 on October 24, 2013, and 1,250,000 Shares being purchased for $500,000 on January 6, 2014.

The Warrants have a fixed exercise price of $0.60 per share, became exercisable in tranches on each of the funding dates, and expire on the one-year anniversary of the initial closing.  The Warrants vested with respect to 3,000,000 shares of Common Stock on January 3, 2014 and IPMD has agreed to purchase such shares of Common Stock at four closings with $450,000 being funded for the purchase of 750,000 Shares on each of January 31, 2014, February 28, 2014, March 31, 2014, and April 30, 2014.

The source of funds used by IPMD to acquire 5,000,000 shares of Common Stock was $2,000,000 in working capital and the source of funds to be used by IPMD to acquire 3,000,000 shares of Common Stock upon exercise of the Warrants for $1,800,000 is working capital.

Item 4.	Purpose of Transaction

The purpose of the Shares is for investment purposes and to provide funding to ULURU, which manufactures products distributed by an affiliate of IPMD under a license from ULURU.

        IPMD does not have any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that, as described in Item 3 above and incorporated herein, IPMD has agreed to purchase 3,000,000 shares of common stock for $1,800,000 at four closings with $450,000 being funded for the purchase of 750,000 Shares on each of January 31, 2014, February 28, 2014, March 31, 2014, and April 30, 2014.

Item 5.	Interest in Securities of the Issuer

(a)           The responses of IPMD to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  IPMD may be deemed to have beneficial ownership of, in the aggregate, 8,000,000 shares of Common Stock, representing approximately 34.25% of the outstanding Common Stock, based on 20,359,514 shares of Common Stock outstanding as of January 14, 2014.

(b)           IPMD has to sole power to vote or to direct the vote or dispose or direct the disposition of 8,000,000 shares of Common Stock. The investment decisions of IPMD are held by an investment committee of four, with such investment decisions being approved by a simple majority vote.

(c)           Not Applicable.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is incorporate herein by this reference.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 14, 2014	IPMD GmbH
BY: /s/ Helmut Kerschbaumer
Name: Helmut Kerschbaumer
Its: Director